Exhibit 99.2

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

This Management’s Discussion and Analysis is prepared as of July 13, 2011

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

NOTE REGARDING FORWARD -LOOKING STATEMENTS:

This report and the documents incorporated by reference herein contain “forward-looking statements” and forward-looking information (collectively, “Forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact that address activities, events or developments that Platinum Group Metals Ltd. (the “Company”, “Platinum Group” or “PTM”) believes, expects or anticipates will, may, could or might occur in the future (including without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flows and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production, the Company’s exploration and development plans and objectives with respect to its projects are forward-looking statements.

These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the Updated Feasibility Study (defined below) and the forward-looking statements in respect of metal prices and exchange rate are based upon the three year trailing average prices and the assumptions contained in the Updated Feasibility Study.

Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results were realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events of the Company to differ materially from current expectations include, among other things: metals price volatility; additional financing requirements; economic and political instability; the ability to obtain and maintain necessary permits; fluctuations in the relative values of the Canadian dollar as compared to the South African Rand and the United States dollar; the ability of the Company to purchase the necessary surface rights for its mineral properties; property title risks including defective title to mineral claims or property; the mineral exploration industry is extremely competitive; South African foreign exchange controls may limit repatriation of profits; the Company’s designation as a “passive foreign investment company”; discrepancies between actual and estimated reserves and resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future; success of exploration activities and permitting time lines; the speculative nature of mineral exploration, development and mining, including the risks of obtaining necessary licenses and permits; exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, mine collapses, cave-ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; the Company’s limited experience with development-stage mining operations; the Company has a history of losses; most of the Company’s properties contain no proven reserves; the ability of the Company to retain its key management employees; conflicts of interest; dilution through the exercise of outstanding options and warrants; share price volatility and no expectation of paying dividends; any disputes or disagreements with the Company’s joint venture partners; socio-economic instability in South Africa or regionally; the Company’s land in South Africa could be subject to land restitution claims; any adverse decision in respect of the Company’s prospecting or future mining rights and projects in South Africa; the introduction of South African State royalties where the Company’s current mineral reserves are located; and the other risks disclosed under the heading “Risk Factors” in the Company’s annual information form dated January 12, 2011 which is available electronically at www.sedar.com.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

All resource estimates contained in this report have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws. Without limiting the foregoing, this report uses the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Information concerning descriptions of mineralization and resources contained in this report may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

Management Discussion and Analysis

This management discussion and analysis (“MD&A”) of the Company focuses on the financial condition and results of operations of the Company for the three and nine months ended May 31, 2011 and should be read in conjunction with the unaudited consolidated financial statements of the Company for the period ended May 31, 2011 together with the notes thereto.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

This MD&A contains forward-looking statements. For example, statements in the “Strategy” and “Outlook” sections of this MD&A with respect to planned or expected development, production and exploration are all forward-looking statements. As well, statements about the sufficiency of the Company’s cash resources or the need for future financing are also forward-looking statements. All forward-looking statements, including forward-looking statements not specifically identified in this paragraph, are made subject to the cautionary language contained in this document, and readers are directed to refer to that cautionary language when reading any forward-looking statements.

1.     DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in the Republic of South Africa and Ontario, Canada.

The Company’s complement of staff, consultants and casual workers currently consists of approximately 30 individuals. A further six people have been appointed as the owner’s team for the Project 1 Platinum Mine in South Africa. A newly appointed EPCM provider DRA has assigned approximately 30 people to the project. General office space and support services in Canada and South Africa are being maintained at similar levels in 2011 as compared to 2010, but at the Project 1 Platinum Mine existing facilities at the Sundown Ranch property owned by the Company are being renovated to handle mine site administration and staff services. An information technology and communication upgrade is also underway in Canada and South Africa.

2.     PROPERTIES

The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis

The Company evaluates the carrying value of its property interests on a regular basis. Properties which management considers impaired are written down to estimated fair market value or are written off.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

During the period there were no write-offs in deferred costs relating to South African or Canadian projects, and there were no write-offs during the period. For more information on mineral properties, see below and Note 4 of the Company’s May 31, 2011 unaudited consolidated financial statements.

SOUTH AFRICA PROPERTIES

The Company conducts all of its South African exploration and development work through its 100% owned subsidiary, Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”).

Project 1 and 3

Project 1- Financial Overview

The Company completed a definitive Feasibility Study (“FS”) in July 2008 and an Updated Feasibility Study (“UFS”) in October 2009 with respect to Project 1 of what was then the Western Bushveld Joint Venture (“WBJV”) in the Republic of South Africa. Included in each study is a declaration of four element or “4E” reserve ounces of combined platinum, palladium, rhodium and gold at the time of publication.

The results of the UFS show a strong Internal Rate of Return “IRR” (pretax) for the Base Case of 23.54% . The Base Case is modeled using 3 year trailing metal prices at September 2009, including US$1,343 per ounce platinum, an exchange rate of 8 Rand to the US Dollar and a 10% discount rate. The model does not include escalation due to inflation of costs or metal prices.

Average life-of-mine cash operating costs to produce concentrate in the UFS is estimated at R525 per tonne (approx. US$65.63) of ore or R4, 208 (approx. US$526) per 4E ounce on a life of mine basis. The Merensky Reef layer represents the first 15 years of production and the Merensky basket price per 4E ounce is modeled at US$1,185 (3 year trailing prices to September 2009) and US$1,025 (recent prices to September 2009). The UG2 layer represents the balance of the production. The UG2 basket price per 4E ounce is modeled at US$1,433 (3 year trailing prices to September 2009) and US$1,068 (recent prices to September 2009). The model includes a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project has an estimated life of 22 years with 9 years at steady state production of 234,000 to 300,000 4E ounces per year. Capital costs for the mine and concentrator are R3.55 billion or US$443.13 million for peak funding and R4.76 billion or US$595.04 million for life of mine funding, both at an exchange rate of 8 Rand to the USD.

Currently, the general outline of project implementation and timing is believed by management of the Company to be appropriate but with a delay to the effective project start from the dates in the UFS due to the time required in completing the WBJV Restructuring and the two phase approach to development now being employed. Phase 2 of development will be dependent upon the grant of a final mining authorization, the completion of a concentrate off-take agreement and the arrangement of a commercial debt facility for the project.

In February 2011 the Company approved a $100 million Phase 1 Budget for the development of a central decline into the Project 1 deposit. The Company has committed $74 million against its 74% share of this budget. Phase 1 included the purchase of surface rights and facilities at a full cost of R 130.0 million (approx. $18.81 million). The remainder of the Phase 1 budget is to be applied for the commencement of surface and earth works, including pads, lay down areas, a box cut, twin decline access and limited level development. Work completed under Phase 1 is a component to the estimated USD peak funding to build Project 1. In early April the board of Maseve approved a disbursement from Maseve of $6.2 million (Rand 43 million) to cover reimbursement to PTM for past costs and value engineering.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

Project 1 - Activities in the Current Period

During the period ended May 31, 2011 the Company incurred exploration, engineering and development costs of $17.81 million for Projects 1 and 3. In the prior year comparative period this property was held in a joint venture arrangement and engineering and development costs for the Company’s account was $0.83 million.

In October 2010 the Company appointed Mr. Thys Uys as the Company’s representative and project manager for the development of the Project 1 Platinum Mine. Mr. Uys is a Professional Engineer with more than 21 years of management experience in project feasibility and implementation in South Africa. An owner’s team is now appointed, including a dedicated quantity surveyor for cost engineering services, contract and capital control administrators and a permitting consultant responsible for the Environmental Impact Assessment and Management Plan, all who have worked with Thys Uys before on large scale mining construction projects.

In December 2010 the Company appointed DRA Mining Pty Ltd. (“DRA”) for Engineering, Procurement and Construction Management, (“EPCM”) for the surface infrastructure and underground development. DRA will provide approximately 30 full time professionals to oversee and plan the execution of the development of surface infrastructure, power delivery, water delivery, civil works and excavations and the development of underground tunnels to access ore over the next 18 months. DRA’s scope of work will include engineering, design, construction management, administration and cost and schedule control.

Civil construction for the Phase 1 of Project 1 began in May, with the mobilization of Wilson Bailey Holmes, who is responsible for major surface infrastructure excavation and construction. An expenditure for civil construction of R7.8 million (approx. $1.11 million) has been executed to June 27, 2011 from a commitment of R35.6 million (approx. $5.09 million). Progress is going well with final blasting to establish a boxcut excavation nearly complete. The boxcut remains on schedule for completion for the underground contractor for end of July.

Ancillary servicing for the site including, buildings, piping, cabling, fencing and security have been initiated for a commitment of approximately R14.4 million (approx. $2.06 million) of which R0.4 million has been expended to May 31, 2011.

A Temporary Power supply of 1.5MVa has been paid for and installed on site. Power to the mine substation is scheduled to be energized by mid-July. A 10 MVa supply line is slated for completion and connection in 2012. Permanent power service for the remaining 30 MVa is being designed and engineered by Eskom to be supplied in 2013. To June 27, 2011 the Company has paid Eskom R 51.71 million (approx. $7.39 million) of an R 142.22 million (approx. $20.32 million) commitment for delivery of power.

The company has entered into an agreement and expended R2.0 million (approx. $0.29 million) with the regional water supplier Magalies for a temporary supply consisting of 0.5 ML/day. The construction of this supply is underway and will be complete by end of July. The permanent water supply of 6 ML/day is slated to be provided by 2013.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

The company has contracted the services of an experienced and professional HR company, Requisite Business Solutions, to provide site and office Human Resources, Organization Design and Human Resource Planning services to Project 1. Requisite specializes in the Mining Industry, and their team of Professional Engineers, Psychologists and Practitioners has an intimate understanding of Organization Design & Development, including knowledge of the applied legislation, mining techniques and associated labour practices. Requisite has assisted the Company to complete a Local Skills Assessment in six communities to help identify candidates for leadership and staff positions as per the Company’s SLP and HRD obligations. Community members have already been hired to positions at this point and more are currently undergoing medicals and induction.

During February, March and April 2011 the Company conducted approximately 16,850 metres of infill drilling on the near surface portions of the Project 1 Platinum deposit in order to move resource blocks from the indicated to measured level of confidence and to gain more detailed information for metallurgical, geotechnical, mine planning and scheduling purposes.

The Company, its owner’s team and DRA have adjudicated a tender process and in early July 2011 underground mining contractor JIC Mining Services (“JIC”) was awarded the contract for underground development. Development of a two barrel central decline is scheduled to commence at the end of July and JIC has been chosen for the work for a total commitment of R206.9 million (approx. $29.56 million) over a period of 17 Months. JIC is expected to mobilize to site in early July.

In late March, 2011 the Company received a positive record of decision for the Company’s detailed underground development plans and environmental management program, including the taking of a bulk sample, from the DMR. The consent of the DMR requires compliance with underlying regulations related to health, safety and environment. The final mining right application and social and labour program for the 275,000 4E ounce Project 1 Platinum Mine was filed by the Company in early April, 2011 and was later accepted for processing by the DMR. Application in terms of the National Environmental Management Act (NEMA) was also accepted by the DMR. An update to the public participation process including project publication, placement of notices and public meetings with local government and interested and affected parties is underway.

Project 1 - Mineral Resources and Reserves

The Company provided a statement of reserves for Project 1 in the UFS and an updated statement of resources for Project 1 in a NI 43-101 technical report (the “Project 1 Report”) in October 2009. An updated NI 43-101 technical report was published for Project 3 in October 2010 (the “Project 3 Report”). Project 1 hosts an estimated 2.801 million measured four element or “4E” ounces of platinum, palladium, rhodium and gold, 5.361 million indicated 4E ounces and 0.047 million inferred 4E ounces. Project 3 hosts an estimated 1.939 million indicated 4E ounces and 0.076 million inferred 4E ounces. Of the resources stated above for Project 1, there are 1.756 million 4E ounces categorized as proven reserves and 2.91 million 4E ounces categorized as probable reserves. The Company holds a 74% interest in the 4E ounces attributable to Project 1 and Project 3 as described above. Additional information regarding grades, prill splits, sampling and reserve and resource calculations can be found in the technical reports described above as filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

Reserves are a sub-set of measured and indicated resources included in the UFS and take into account mining factors and are not in addition to the resources.

Project 1 - Infrastructure and Metal Recovery

The UFS design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld complex operating on the same reefs. The plant is designed with circuits that can process Merensky Reef, UG2 Reef or a blended feed. The Merensky Reef is the target of initial mining because of its higher grade and low chrome content. The concentrator has been designed and costed in the UFS based on a treatment rate 160,000 tonnes per month, rather than on 140,000 tonnes per month as in the FS. For the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of platinum, palladium, rhodium and gold on the Merensky Reef and 82.5% on the UG2 Reef. Recoveries of 45% for nickel and 70% for copper are also modeled for the Merensky Reef. Ruthenium and Iridium are also included as minor contributors. Additional metallurgical study is under way at the time of writing in order to refine the Company’s data in advance of formal off take negotiations.

The mine infrastructure in the estimates includes the entire required surface infrastructure for a standalone mine including water, power, underground access and ventilation to establish full production.

Project 1 - History of Acquisition

On October 26, 2004 the Company entered into the WBJV with a subsidiary of Anglo Platinum Limited (“Anglo”) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) to pursue platinum exploration and development on combined mineral rights that would eventually cover approximately 72 square kilometres on the Western Bushveld Complex of South Africa. The Company and Anglo Platinum each held a 37% working interest in the WBJV, while Africa Wide held a 26% working interest. The area of the WBJV was comprised of three functional areas described as Project 1 (100% WBJV), Project 2 (50% WBJV: 50% Wesizwe Platinum Ltd.) and Project 3 (100% WBJV). In April 2007 the shareholders of Africa Wide sold 100% of their company to Wesizwe.

Also, in 2004 the Company acquired the surface rights to the 365.64 hectares Elandsfontein farm and its underlying mineral rights. The Elandsfontein mineral titles were transferred to project operating company Maseve on April 22, 2010 while the surface rights, valued at half of the original acquisition cost, remain under title to the Company.

During 2008 the Company purchased surface rights adjacent to the Project 1 deposit area measuring 216.27 hectares for Rand 8.0 million (approx. $1.09 million) and the Company also acquired surface rights directly over a portion of the Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million plus legal and interest charges of Rand 621,214 for a total of Rand 15.69 (approx. $2.14 million). The rights and title to the above two properties remain with the Company.

Based on the WBJV resource estimate contained in the July 2008 Feasibility Study, and under the terms of the original WBJV agreement, on April 22, 2010 the Company paid an equalization amount due to Anglo in the amount of $ 24.83 million (R 186.26 million).

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

Also on April 22, 2010, the partners of the WBJV completed a transaction dissolving the WBJV and reorganizing its underlying assets. Wesizwe acquired all of Anglo’s mineral interests underlying the WBJV, retained Anglo’s interests to Project 2, and then transferred all of Anglo’s interests underlying Projects 1 and 3 into project operating company Maseve. The Company transferred its interests in the mineral rights underlying Projects 1 and 3 into Maseve, and rescinded its interests in Project 2 to Wesizwe. As a result Wesizwe retained 100% of Project 2 and Maseve obtained 100% of Projects 1 and 3.

In exchange for its 18.5% interest in Project 2 the Company effectively received a 17.75% interest in Maseve. The Company also received a 37% interest in exchange for its share of Projects 1 and 3, bringing its holdings in Maseve to 54.75% . Wesizwe received a 45.25 % initial interest in Maseve.

The Company acquired a further 19.25% interest in Maseve for subscriptions in the amount of approx. $59 million as of January 14, 2011 (R 408.81 million), thereby increasing its shareholding to 74%. The subscription funds are held in escrow for application towards Wesizwe’s 26% share of expenditures for Projects 1 and 3.

The sale of the Company’s 18.5% interest in Project 2 was accounted at an estimated fair value of $65.42 million on April 22, 2010, versus an historic cost of $19.80 million, for a gain of $45.62 million. The transfer of the Company’s 37% interest in Projects 1 and 3 into Maseve was accounted for as a reorganization of existing business and was transferred into Maseve at book cost.

After the WBJV Restructuring the Company carries total deferred costs related to Projects 1 and 3 of $127.39 million at May 31, 2011. The non-controlling interest related to Wesizwe’s 26% holding of Maseve is recorded at $11.27 million as of May 31, 2011.

In August 12, 2010 the Company acquired surface rights covering 1,713 hectares, including accommodation facilities and overlaying the area of the planned Project 1 Platinum Mine, for approximately $18.8 million (Rand 130.0 million). The Company has assigned this property to Maseve and the purchase price will be a part of the Phase 1 development budget for Project one as described above.

Other South Africa Properties

Total exploration expenditures during the period on projects in South Africa other than Project 1 and Project 3 totaled $1,269,763 (2010 - $1,518,421). Cost recoveries during the period in the amount of $1,268,178 (2010 -$1,478,278) were received from joint venture partners. Mineral property acquisition and capital costs deferred for these projects during the period totaled $6,513 (2010 -$51,351).

Northern Limb, Bushveld - War Springs and Tweespalk Properties

The War Springs mineral resource is characterised by two distinct reef layers, termed the "B" and "C" reefs. Both reefs are typically greater than 6 metres thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. Of the 22 boreholes drilled to February 2006, and which were used in the resource calculation, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef. A total of 9,926 samples were taken for analysis. Drilling results from Phase 1 and 2 covering approximately 2,200 metres of strike length on 250 metre spacing, combined with a review of the cut-off, form the basis of the updated Inferred Mineral Resource estimate reported in the 2008 NI 43-101 Technical report described above.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

Since March 2009 a total of 15,640 metres of drilling in 19 boreholes have been completed on the War Springs project with JOGMEC funding. At the time of writing drilling continues on the project as part of a 2011 program.

Sable Joint Venture, South Africa

During 2009 the Company acquired by staking various prospecting permits in South Africa west of Pretoria along the trend of the south eastern part of the Western Limb. The territory, named the Sable Joint Venture project area, is under agreement to a black economic empowerment group for a 26% interest and Sable Platinum Mining (Pty) Limited as to a 51% interest in exchange for Sable Platinum Mining (Pty) Limited funding approximately $6.0 million (R 42.0 million) in work on the project. Some exploration work has been undertaken to date and drilling is underway at the time of writing. To the time of writing a total of 3,520 metres have been drilled in 4 boreholes on the project area. The Company is the operator of the project. Total cumulative expenditures incurred by Sable Platinum to May 31, 2011 amounted to approximately $0.61 million.

CANADIAN PROPERTIES

Mineral property acquisition and capital costs deferred during the period on projects in Canada totaled $324,910 (2010 - $31,968). Exploration costs incurred in the period for Canadian properties totaled $431,047 (2010 - $143,999).

Lac Des Iles Area Properties, Ontario

The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay as a strategic holding against increasing prices for palladium and platinum. Included in these holdings are is a 100% interest in the Lac Des Iles River, Shelby lake and South Legris properties, all subject to 2.0% NSR royalties, of which the Company may buy back one half in most cases.

The Company’s Canadian exploration program was active in the period and 12 new properties have been acquired covering at total of 532 square kilometers, bringing the company’s holdings to 657 square kilometers. The majority of these new properties were acquired by staking, utilizing in-house compilation and modeling of geophysics, geochemistry and work completed by the company in the area over the past 10 years. Staking and acquisition costs for the period totaled $324,910 (2010 - $31,968). In addition, the Company retains a majority interest in the 73 square kilometre Agnew lake property near Sudbury, Ontario.

During the current period, the Company acquired a right to earn up to a 75% interest in Benton Resources Corp’s ("Benton") Bark Lake platinum-palladium project, comprised of 19 mineral claims totaling 3,884 hectares located approximately 120 km west of Thunder Bay, Ontario. To earn a 70% interest the Company must make staged option payments of $145,000 in cash ($35,000 paid) and 215,000 shares (none issued to date) and complete $1,625,000 in exploration over a 7 year period. The Company may earn a further 5% (75% total) by completing a pre-feasibility study.

All of the newly acquired properties are targeted on a new mineralization type in younger intrusive rocks where contained platinum is equal or greater than palladium. Platinum Group’s older projects are targeted on older intrusive rock types like that at North American Palladium’s Lac des Iles Mine where palladium is the dominant platinum group metal, or “PGM”. Historically, North American deposits have been dominated by palladium rather than rarer and more valuable platinum. Some new exploration in the Thunder Bay area has demonstrated previously unexplored potential for platinum in pipe like intrusions or conduits. Platinum Group Metals plans to be a major participant in exploration for this new deposit type in this area.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

The Company is currently conducting exploration programs on its new Lac Des Ilse properties. Geophysics, soil and chip sampling, mapping and drilling are expected to be part of the 2011 work program. Two 100% owned properties have advanced to an initial drill testing phase based on a recently completed airborne geophysics survey combined with ongoing geology and geochemistry compilation. A total of 980 metres have been drilled in 4 holes to date. The Company hired a new Canadian exploration manager at the beginning of January 2011 to run this program

3.     DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

a)          Results of Operations For the Three Months Ended May 31, 2011

For the three months ended May 31, 2011, the Company incurred a net loss before taxes of $1.9 million (May 31, 2010 –income $43.10 million). General and administrative expenses totaled $1.2 million (May 31, 2010 - $1.9 million). These costs are higher in the comparative period as the Company had been conducting negotiations, due diligence and drafting of agreements related to strategic options and the acquisition of surface rights in the previous year’s period. ). Stock based compensation expenses totaled $2.9 million (May 31, 2010 - $Nil). These costs are higher in the current period due to a stock option grant issued during the period. Foreign exchange gain during the period was $1.2 million (May 31, 2010 – loss $0.82 million). The gain in the current period resulted from the increased value of the South African Rand compared to the Canadian dollar as the Company holds substantial funds in the Rand for anticipated project expenditures.

For the Nine Months Ended May 31, 2011

Any reference to “period” hereafter refers to the nine months ended May 31, 2011.

Accounts receivable at period end totaled $3.99 million (May 31, 2010 - $1.27 million) being comprised mainly of value added taxes and transfer duties refundable in South Africa of $3.5 million and HST receivable in Canada of $0.26 million. Accounts payable at period end totaled $2.66 million (May 31, 2010 - $1.4 million).

During the period the Company had a net loss before taxes of $10.14 million (May 31, 2010 – income of $42.98 million). The net income in 2010 was primarily due to the disposition of the Company’s 18.5% interest in Project 2 of the WBJV to Wesizwe on April 22, 2010 for a gain on disposition of $45.62 million and an accrual for future income tax expense related to the transaction of $11.91 million. The accrual for future income tax expense is a non-cash item. The Company also realized a gain in 2010 of $2.80 million on sale of marketable securities during the comparative period.

Before a non-cash charge for stock based compensation in the period of $6.60 million (2010 - $137,600), and not including net interest earned of $1.98 million (2010 - $432,790), corporate expenses totaled $4.87 million (2010 - $4.83 million). Administrative costs are similar in amount to what they were in the comparative period The Company also realized a foreign exchange loss related to the South African Rand of $0.70 million in the nine months to May 31, 2011 versus a loss of $0.90 million in the comparative period in 2010.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

Quarterly Financial Information

The following table sets forth selected quarterly financial information for each of the last eight quarters.

			Net Basic
	Interest &		(Loss)
	Other	Net (Loss)	Earnings
Quarter Ending	Income(1)	Income (2)	per Share

May 31, 2011	$1,084,648	($2,072,031)	($0.01)
February 28, 2011	$730,640	($3,897,994)	($0.02)
November 30, 2010	$164,937	($4,338,511)	($0.03)
August 31, 2010	$9,352	($4,140,280)	($0.04)
May 31, 2010	$220,145	$31,183,948	$0.33
February 28, 2010	$177,201	($975,747)	($0.01)
November 30, 2009	$35,444	$592,253	$0.01
August 31, 2009	$41,315	($1,718,457)	($0.02)

Explanatory Notes:

(1)

The Company earned interest revenue from interest bearing accounts held by the Company. The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

(2)

Net income (losses) by quarter are often materially affected by the timing and recognition of large non- cash income, expenses or write-offs. The quarter ended May 31, 2011 includes a non-cash charge for stock based compensation in the amount of $2,921,842. The quarter ended November 30, 2010 includes a non-cash charge for stock based compensation in the amount of $3.52 million. Although there was not any in the quarter ended August 31, 2010 the quarter ended May 31, 2010 included a non-cash realized gain for the deemed sale for accounting purposes of the Company’s 18.5% interest in Project 2 of the WBJV at an estimated fair market value of $45.62 million and a future income tax expense accrual for $11.91 million. In the quarter ended February 28, 2010 there were no non-cash income, expenses or write-offs but for example, the quarter ended November 30, 2009 includes a non-cash charge for stock based compensation in the amount of $137,600, and a non-cash gain realized on marketable securities of $2.1 million. The quarter ended August 31, 2009 includes a non-cash charge for stock based compensation in the amount of $705,750, the quarter ended May 31, 2009 includes a non-cash charge for stock based compensation in the amount of $219,535. After adjusting these non-cash charges, the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the past two years as described above at “Discussion of Operations and Financial Condition”.

b)          Trend Information

Other than the financial obligations as set out in the table provided at Item e. below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the future to meet both its contractual and non-contractual project related expenditures. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital by issuance of securities or by a sale or partnering of project interests in order to meet its ongoing cash requirements. See discussions at item 3. a) "Results of Operations" above and at item e). "Liquidity and Capital Resources" below.

c)          Related Party Transactions

Until early 2010 the Company provided accounting, secretarial and reception services at market rates for day-to-day administration to MAG Silver Corp. (“MAG”), a company with three common directors (R. Michael Jones, Frank Hallam, Eric Carlson). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $Nil (2010 - $64,347) during the period from MAG.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

Until early 2010 the Company provided accounting, secretarial and reception services at market rates for day-to-day administration to West Timmins mining Inc. (“WTM”), a company with three common directors (R. Michael Jones, Frank Hallam, Eric Carlson). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $Nil (2010 - $8,000) during the period from WTM. WTM was acquired by Lakeshore Gold Corp. in November 2009.

During the period the Company provided accounting, secretarial and reception services at market rates for day-to-day administration to West Kirkland Mining Inc. (“WKM”), a company with three common directors (R. Michael Jones, Frank Hallam and Eric Carlson) and two common officers (R. Michael Jones and Frank Hallam). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $76,500 (2010 - $21,250) during the period from WKM.

During the period the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to Nextraction Energy Corp. (“Ne”), a company with three common directors (R. Michael Jones, Frank Hallam and Eric Carlson). Fees received have been credited by the Company against its own administrative costs. The Company received service fees of $76,500 (2010 - $25,500) during the period from Ne.

During the year ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director (Eric Carlson). During the period ended May 31, 2011 the Company accrued or paid Anthem $65,023 under the office lease agreement (2010 - $65,870). The space occupied approximates one third of 6,050 square feet in a first tier building located in downtown Vancouver, British Columbia. The rental rate was negotiated on an “arm’s length basis”.

All of the above transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

d)          Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any arrangements that would be excluded from the balance sheet.

e)          Liquidity and Capital Resources

Apart from net interest earned on cash deposits during the period of $1,084,648 (May 31, 2010 - $220,145), the Company had no sources of income. The Company’s primary source of capital has been from the sale of equity. At May 31, 2011 the Company had cash and cash equivalents on hand of $71.4 million compared to $4.78 million at May 31, 2010. Cash increased during the period primarily due to a bought deal financing on November 3, 2010 for gross proceeds of $143.81 million. At May 31, 2011 the Company held a further $49.6 million classified as restricted cash in project operating company Maseve Investments 11 (Pty) Limited (“Maseve”) in escrow for Wesizwe Platinum Limited (“Wesizwe”). Wesizwe holds 26% of Maseve and the escrowed funds can be accessed for project expenditures at a ratio of 74:26, where for every $74 spent by the Company, $26 can be removed from escrow to cover Wesizwe’s share of costs. To May 31, 2011 a total of $9.5 million (2010 – nil) has been withdrawn from escrow against Wesizwe’s share of project expenditures.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

During the period the Company issued a total of 83,619,750 (May 31, 2010 – 1,111,625) common shares for net cash proceeds of $158.77 million (May 31, 2010 - $1.1 million). Included in this total, in October and November of 2010 the Company closed a bought deal financing and an over-allotment option for gross proceeds of $143.81 million on the issue of 70.15 million shares. Issue costs, including a 5.5% commission to the Agents and their legal costs, totaled $8.44 million. Cash proceeds from equity issuances are primarily spent on mineral property and surface right acquisitions, exploration and development as well as for general working capital purposes. The balance of cash outflows is made up of management and consulting fees and salaries, and other general and administrative expenses.

In January 2011 the Company used proceeds from equity issuances to acquire a further 19.25% interest in Maseve for subscriptions in the amount of R 408.813 million (approx. $59 million as of January 14, 2011), thereby increasing the Company’s shareholding in Maseve to 74%. According to the terms of the April 22, 2010 re-organization of the WBJV, this subscription amount was placed into escrow in Maseve in order to fund Wesizwe’s 26% ongoing share of project costs. The Company is also funding its 74% share of a Phase 1 development budget for Project 1 of $100 million into Maseve.

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s continual obligations for optional mineral property acquisition payments and contracted office and equipment lease obligations. Apart from a possible buy-out of the War Springs and Tweespalk projects, which optional acquisition payments are included in the following table, the Company has no other property acquisition payments due to vendors under mineral property option agreements. The Company has no long term debt or loan obligations.

Payments by period in Canadian Dollars
		< 1	1 – 3	3 – 5	> 5
	Total	Year	Years	Years	Years

Optional Acquisition Payments (War Springs & Tweespalk)(1)	$3,029,000	$3,029,000	$0	$0	$0
Lease Obligations	$28,792	$27,098	$1,694	$0	$0
Eskom – Power commitments(2)	$12,874,642	$8,608,739	$4,265,903	$0	$0
Totals	$16,822,670	$11,664,837	$4,662,597	$240,000	$0

Explanatory Notes:

(1)	The optional acquisition payments for the War Springs and Tweespalk properties are denominated in US dollars.

(2)

The Company’s project operating subsidiary Maseve has entered into a long term electricity supply agreement with South African power utility Eskom. Under the agreement the Company is scheduled to receive connection and service for a 10 MVA construction power supply in 2012 and a total 40 MVA production power supply in later calendar 2013 in exchange for connection fees and guarantees totaling Rand 90,508,735 ($12,874,642 at February 28, 2011).

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

Cash at May 31, 2011 is sufficient to fund the general operations of the Company for calendar 2011, but will be insufficient to cover all of the payments envisioned to complete the mine for Project 1 of the former WBJV. The Company is in discussion with numerous commercial banks to arrange a debt facility for approximately 60% of the Project 1 capital cost requirements. The October 2009 UFS estimated a capital cost to build the Project 1 Platinum Mine at US $443 million on a 100% basis at a rate of 8 Rand to the US dollar.

f)          Outstanding Share Data

The Company has an unlimited number of common shares authorized for issuance without par value. At May 31, 2011 there were 177,584,542 common shares outstanding, 11,020,500 incentive stock options outstanding at exercise prices of $1.40 to $4.40. At July 13, 2011 there were 177,584,542 common shares outstanding and 11,020,500 incentive stock options outstanding. Subsequent to May 31, 2011 no common share purchase options were exercised. During the period ending May 31, 2011 the Company made no changes to the exercise price of outstanding options through cancellation and reissuance or otherwise.

g)          Outlook

At July 13, 2011 the Company’s cash position was approximately $118 million.

A boxcut excavation for Project 1 is nearing completion at the time of writing this MD&A. Underground development of a two barrel central decline is scheduled to commence at the end of July.

Metallurgical studies are nearing completion and work by marketing specialists on the Owner’s Team with regard to concentrate off-take arrangements are set to commence.

There has been a high level of interest from multiple potential members of the international banking community to participate in a commercial debt facility for the finance of the Project 1 Platinum Mine. An experienced commercial debt advisor has been appointed and will assist the Company in the selection of lead arrangers and a banking syndicate.

A final mining right application and social and labour program for the Project 1 Platinum Mine was filed by the Company on the first of April and has officially been accepted by the DMR. An update to the public participation process including project publication, placement of notices and public meetings with local government and interested and affected parties is underway. The Company continues to work with the DMR on the process to complete its mining right application.

The Company plans to continue working with joint venture partner funding to conduct exploration on the War Springs, Waterberg and Sable projects.

In 2011 the Company has approved a $2.0 million budget for further exploration work on its Canadian properties located near Thunder Bay, Ontario and this work is currently underway. Geophysics, soil and chip sampling, mapping and drilling are to be part of the 2011 work program. The Company hired a new Canadian exploration manager at the beginning of January 2011 to run this program.

4.     RISK FACTORS

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. For a discussion of risk factors applicable to the Company, see the section entitled “Risk Factors” in the Company’s most recent annual information form filed with Canadian provincial securities regulators, which was also filed as part of the Company’s most recent annual report on Form 40-F with the U.S. Securities & Exchange Commission.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

Without limiting the foregoing, the most significant risks and uncertainties faced by the Company are: the inherent risk associated with mineral exploration and development activities; the uncertainty of mineral resources and their development into mineable reserves; uncertainty as to potential project delays from circumstances beyond the Company’s control; and the timing of production; as well as title risks; political risks; risks associated with fluctuations in foreign exchange rates; risks associated with fluctuations in metal prices; risks associated with joint venture agreements and the possible failure to obtain mining licenses and/or to obtain the capital required for project and mine development.

5.     CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified mineral property acquisition and exploration deferred costs; provision for reclamation and closure; future income tax provision; stock based compensation; and recoverability of its interest in mineral properties as the main estimates for the following discussion. Please refer to Note 2 of the Company’s Audited consolidated financial statements for a description of all of the significant accounting policies.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews deferred exploration costs to assess their recoverability and when events or changes in circumstances indicate that the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

For its 2005 fiscal year, the Company adopted CICA Handbook Section 3870 – Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model based on certain assumptions. For details of the Company’s accounting for stock option grants in the period ended May 31, 2011 please refer to the Company’s Financial Statements for the period.

6.     IFRS TRANSITION PLAN

The Company is currently preparing its IFRS disclosure and documenting its transition plan. The members of the Company’s finance group will execute the conversion project in accordance with the following phases:

Phase 1: Review and Assessment

In this phase, management has conducted a detailed review of all relevant IFRS standards to identify differences with the Company’s current accounting policies and practices, given separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and addressed those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS.

Management completed the review and assessment phase in 2010, and is currently in the process of prioritizing and implementing the changes identified.

Phase 2: Implementation

In this phase, management will be implementing the changes to affected accounting policies and practices, business processes, systems and internal controls. The changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are properly addressed in time for the changeover.

This phase has begun and is scheduled to continue into the fourth quarter of 2011, allowing management ample time to comply with reporting under IFRS in the first quarter of the 2012 fiscal year.

Significant accounting impacts of conversion to IFRS

Management expects differences between Canadian GAAP and IFRS to impact the Company's accounting activities to varying degrees, some of which are dependent on policy-choice decisions available in the transition period. The Company's main objective in the selection of IFRS policies and transition elections is to become IFRS compliant while ensuring it provides meaningful and transparent information to stakeholders. The audit committee of the Company has been kept informed of management's decisions on accounting policy choices under IFRS, project status and significant IFRS developments.

The Company will complete its assessment of all the accounting policy differences that may arise on conversion to IFRS in the third quarter. The following is a summary of potential accounting policy differences that have been identified to date. The Company has not yet quantified the impact of these differences on its consolidated financial statements.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

Exploration for and Evaluation of Mineral Resources

The Company is in the exploration and development stage and under Canadian GAAP currently capitalizes all costs related to the acquisition and exploration of its mining rights. Management regularly reviews the carrying value of mineral rights and deferred exploration costs for evidence of impairment, and when the carrying values are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

Under IFRS, specifically IFRS 6 “Exploration for and Evaluation of Mineral Resources,” exploration and evaluation assets shall continue to be measured at cost, but the Company will have to determine an accounting policy specifying which expenditures are to be recognised as exploration and evaluation assets, and then apply that policy consistently. This standard will not apply to expenditures incurred for investigating properties before the Company has the legal right to explore the property and such costs will be expensed. The standard will also not apply to expenditures incurred in the development stage of a property once technical and economic feasibility are demonstrable and such costs will be capitalized.

In addition, under IFRS 6 and under International Accounting Standard (IAS) 36, “Impairment of Assets,” the Company will be required to assess at the end of each reporting period whether there is any indication that such assets may be impaired. IFRS may also require the reversal of impairments if the conditions that gave rise to those impairments no longer exist. Canadian GAAP prohibits reversal of impairment losses. It is expected therefore, that there will be increased volatility in impairment recognition due to increase in frequency of assessment and possibility of reversal of impairments.

Stock-based Compensation

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method. Under this method, compensation expense for stock options granted is measured at fair value at the grant date and expensed over the vesting period of the options granted using the straight-line method. Under IFRS, IFRS 2 “Share-based Payments," entities are required to account for stock options using the fair value method but the straight-line method of vested stock options will no longer be acceptable. Stock options with multiple vesting dates must be treated as separate grants and are valued separately and expensed over their respective vesting periods. In addition, the estimated forfeiture rate must be applied to the fair value in determining the annual expense. Also options granted to non-employees are measured based on the fair value of goods or services received in exchange for the options.

IFRS 1 – First-time Adoption of IFRS

IFRS 1 provides a framework for the first time adoption of IFRS and outlines that, in general, a company must apply all the principles under IFRS retrospectively and recognized directly in retained earnings. IFRS 1 does however provide a number of mandatory exemptions which prohibit retrospective application of IFRS. We will be in compliance with all the mandatory exceptions and anticipate electing the following optional exemptions at the date of transition:

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

  Business combinations – the business combination exemption which allows us to avoid having to apply IFRS 3 Business Combinations retrospectively to past business combinations. As a result, we will not be restating any business combinations that took place prior to the transition date.
  IFRS 1 allows for cumulative translation difference for all foreign operations to be deemed zero at the date of transition to IFRS. The Company will likely apply this election. If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS shall be excluded from the gain or loss on disposal.
  Stock-based compensation – as stated above, under IFRS 2, stock-based compensation issued with multiple vesting periods must be valued separately over each vesting period, as the straight-line method of stock based compensation expense recognition is no longer acceptable under IFRS. The Company anticipates implementing the IFRS 1 election which permits the Company to not revalue stock options that had vested before the transition date.

Other impacts of conversion to IFRS: Information Technology and Data Systems, Internal Controls over Financial Reporting, Disclosure Controls and Procedures, and Business Activities and Key Performance Measures

In addition to the impact of IFRS on accounting policies, management is also in the process of assessing the impact of IFRS adoption on the Company’s internal controls over financial reporting, disclosure controls and procedures, information technology and data systems. As a preliminary assessment, the Company does not expect that the conversion to IFRS will have a significant impact on its accounting processes and internal controls (including information technology and data systems).

The conversion from Canadian GAAP to IFRS will require the implementation of a new set of accounting standards, and the internal controls over financial reporting will need to address the initial reporting of IFRS financial statements, including related note disclosures, as well as on-going financial reporting. As the review of the accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting will be made. For example, under IFRS 6 and IAS 36 (Impairment of Assets) discussed above, the Company will be required to assess at the end of each reporting period whether there is any indication that long lived assets may be impaired. Additional controls will need to be designed and implemented to ensure that the recorded balance is fairly stated at each reporting period. It is anticipated that such controls will include senior management oversight on the development of key assumptions and variables. The certifying officers plan to complete the design, and initially evaluate the effectiveness of these controls in early 2011 to prepare for certification under IFRS in the November 30, 2011 financial statements.

During the implementation phase of the IFRS conversion plan, the Company will be updating its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS. The Company will also ensure that its key stakeholders are informed about the anticipated effects of the IFRS transition.

The Company does not expect the conversion to IFRS to have a significant impact on its risk management or other business activities. Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.

A number of other differences between Canadian GAAP and IFRS have been identified but their applicability and potential impact to the Company have not yet been assessed, including the accounting for income taxes, foreign currency transactions, financial instruments and disclosure requirements. These differences may have a material impact on the Company’s financial statements.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

Management will continue to monitor current IFRS developments as multiple changes are expected to come into effect as the Company transitions to IFRS.

7.     DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both U.S. Securities and Exchange Commission and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company operates in both Canada and the Republic of South Africa and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of May 31, 2011 through inquiry, review, and testing, as well as by drawing upon their own relevant experience. The Company has retained an independent third party specialist to assist in the assessment of its disclosure control procedures. The Chief Executive Officer and the Chief Financial Officer have concluded that, as at May 31, 2011 the Company’s disclosure control procedures were effective. Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

In recent years the Company has taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; reviewed and refined internal control processes; adopted and published new corporate governance policies; reviewed and improved general controls over information technology; and enhanced financial control over period close processes.

The Company's internal controls relating to complex non-routine transactions will, where the company believes necessary, include consultations with external experts to ensure that non-routine transactions are recorded and accounted for in accordance with GAAP. In addition, management has hired additional accounting resources to improve the Company’s internal controls to account for complex non-routine transactions.

Changes in Internal Controls over Financial Reporting

During the nine month period ended May 31, 2011 there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

8.     NYSE AMEX LLC CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE AMEX LLC (formerly the American Stock Exchange) (“NYSE-AMEX”). Section 110 of the NYSE-AMEX company guide permits NYSE-AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from NYSE-AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE-AMEX standards is posted on the Company’s website at www.platinumgroupmetals.net and a copy of such description is available by written request made to the Company.

Platinum Group Metals Ltd.
(Exploration and Development Stage Company)
Supplementary Information and MD&A
For the three and nine months ended May 31, 2011

9.     OTHER INFORMATION

Additional information relating to the Company for the period ending May 31, 2011 may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are encouraged to review the Company’s unaudited consolidated financial statements for the period ended May 31, 2011 together with the notes thereto as well as the consolidated audit financial statements and annual information form for the Company’s financial year ended August 31, 2010.

10.     SUBSEQUENT EVENTS

Subsequent events of a non-material nature may be discussed elsewhere within this document. Details of a specific subsequent event is as follows:

  On July 5, 2011 the Company announced that JIC Mining Services (“JIC”) of Johannesburg, South Africa had been awarded the contract to develop twin 1,200 meter underground decline tunnels into the centre of the WBJV Project 1 platinum deposit. JIC is operating as one of the underground mining contractors at the producing Bafokeng Rasimone Platinum Mine immediately adjacent to the WBJV Project 1 and currently operates as underground mining contractor on another six platinum mines and one chrome mine in South Africa, employing 7,200 people. JIC has a good safety record and have invested in an accredited training facility near to Project 1. Total primary underground development cost for Phase 1 based on the JIC bid is estimated at R 206.85 million (approx. $29.38 million on July 11, 2011), resulting in an estimated cost per unit for underground development below that in our updated feasibility study. An initial pre-payment of R 25.0 million (approx. $3.55 million on July 11, 2011) will be released to JIC about July 15, 2011 once JIC has provided an appropriate form of performance guarantee. A further retention amount of R 20.69 million (approx. $2.94 million on July 11, 2011) will be released to JIC approximately ten days later. JIC will then be paid according to progress invoicing as work is completed over approximately the next seventeen months.

11.     LIST OF DIRECTORS AND OFFICERS

a)	Directors:	b)	Officers:
	R. Michael Jones		R. Michael Jones (Chief Executive Officer)
	Frank R. Hallam (Secretary)		Frank R. Hallam (Chief Financial Officer)
	Iain McLean		Peter C. Busse (Chief Operating Officer)
Eric Carlson
Barry W. Smee
Timothy Marlow (Appointment announced July 11, 2011)